Exhibit 4.4
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of the material terms of FREYR Battery’s (“FREYR,” the “Company” or “our”) Ordinary Shares and Warrants and is not intended to be a complete summary of the rights and preferences of our Ordinary Shares or Warrants. FREYR Battery’s Consolidated Articles of Association as of December 20, 2022 (the “FREYR Articles”) are included as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. Read the applicable provisions of Luxembourg law and the Articles in their entirety for a complete description of the rights and preferences of FREYR’s Ordinary Shares and Warrants.
DESCRIPTION OF CAPITAL STOCK
Ordinary Shares
The following is a summary of some of the terms of our Ordinary Shares, based on the FREYR Articles and the Luxembourg law of 10th August 1915 on commercial companies, as amended (“Luxembourg Company Law”).
Authorized Share Capital
In accordance with the FREYR Articles, the authorized share capital of FREYR (including the issued share capital other than the Initial Shares (as defined hereinafter)) is set at $245,000,000, represented by 245,000,000 Ordinary Shares without nominal value, valid for a period ending on June 9, 2026, the date which falls five years after the publication in the Luxembourg official gazette (Recueil Électronique des Sociétés, “RESA”), on June 8, 2021, of the resolutions of the former sole shareholder of the Company held on May 20, 2021.
Share Capital
As of June 21, 2021, FREYR’s issued share capital amounted to $40,000, represented by a total of 40,000 redeemable shares with no nominal value (the “Initial Shares”). All Initial Shares were fully paid and subscribed for. A shareholder in a Luxembourg société anonyme holding fully paid up shares is not liable, solely because of his or her or its shareholder status, for additional payments to FREYR or its creditors.
Upon effectiveness of the First Closing, FREYR redeemed and subsequently cancelled all the Initial Shares so that the share capital of FREYR is solely represented by the Ordinary Shares. The FREYR Articles further provide for an authorized share capital in the amount of $245,000,000 (including the issued share capital but excluding the Initial Shares) divided into 245,000,000 ordinary shares with no nominal value.
On November 26, 2021, following the exercise of warrants by certain warrant holders, the FREYR Articles were amended to reflect under Article 5.1 an increase of the issued share capital from $116,440,191 (represented by 116,440,191 Ordinary Shares) to $116,853,504 (represented by 116,853,504 Ordinary Shares).
On November 7, 2022, following the exercise of warrants by certain warrant holders, the FREYR Articles were amended to reflect under Article 5.1 an increase of the issued share capital from $116,853,504 (represented by 116,853,504 Ordinary Shares) to $116,853,604 (represented by 116,853,604 Ordinary Shares).
On December 20, 2022, following the closing of an underwritten equity offering, the FREYR Articles were amended to reflect under Article 5.1 an increase of the issued share capital from $116,853,604 (represented by 116,853,604 Ordinary Shares) to $139,853,604 (represented by 139,853,604 Ordinary Shares).
During the year ended December 31, 2022, FREYR purchased 150,000 treasury shares. As of December 31, 2022, FREYR held 148,370 treasury shares.

FREYR Articles
FREYR is registered with the Luxembourg Trade and Companies’ Register under number B251199.
Its corporate purpose, as stated in Article 4 of the FREYR Articles, is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. FREYR may carry out its business through branches in Luxembourg or abroad. FREYR may borrow in any form and proceed to the issue by private or public of bonds, convertible bonds and debentures or any other securities or instruments it deems fit. In a general fashion FREYR may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which FREYR has an interest or which form part of the group of companies to which the Company belongs or any entity as FREYR may deem fit (including upstream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes. FREYR can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose. Finally, FREYR may conduct, or be involved in any way in, directly or indirectly, the development, financing, construction and operation of batteries and/or battery cells, as well as the production of any materials required for battery cell manufacturing, and sales of batteries and/or battery cells into markets including but without limitation, electric mobility, energy storage systems as well as marine and aviation applications and any related or connected activity.
Issuance of Ordinary Shares
Pursuant to Luxembourg law, the issuance of Ordinary Shares requires approval by the general meeting of shareholders of FREYR at the quorum and majority required for amending the FREYR Articles. The former sole shareholder of FREYR approved an authorized capital and authorized the Board of Directors to issue Ordinary Shares up to the maximum amount of such authorized capital for a maximum period of five years after the publication of the resolution of the sole shareholder approving such authorization in the Luxembourg RESA. The general meeting may amend, renew, or extend such authorized capital and such authorization to the Board of Directors to issue Ordinary Shares.
FREYR recognizes only one (1) holder per share. In case a share is owned by several persons, they shall appoint a single proxy who shall represent them in respect of FREYR. FREYR has the right to suspend the exercise of all rights attached to that share until such representative has been appointed.
Upon the consummation of the Business Combination, the Board of Directors of FREYR resolved on the issuance of Ordinary Shares out of the authorized capital. The Board of Directors also resolved on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the Board of Directors to issue new Ordinary Shares exceeds the limits of FREYR’s authorized share capital, the Board of Directors must convene the shareholders to an extraordinary general meeting for the purpose of increasing the issued and/or the authorized share capital. Such meeting will be subject to the quorum and majority requirements required for amending the FREYR Articles.
Preemptive Rights
Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of the Ordinary Shares for cash consideration. However, FREYR’s shareholders have, in accordance with Luxembourg law, authorized the Board of Directors to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the Board of Directors deems such suppression, waiver, or limitation advisable for any issuance or issuances of the Ordinary Shares within the scope of FREYR’s authorized share capital. Such authorization will be valid for a period ending on June 9, 2026, the date which falls five years after the publication in the RESA, on June 8, 2021, of the resolutions of the former sole shareholder of the Company held on May 20, 2021. The extraordinary general meeting of shareholders may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights or renew, amend, or extend them, in each case for a period not to exceed five years. Such shares may be issued above, at, or below market value. Under Luxembourg Company Law subject to certain formal requirements, which have not to date been undertaken and which include the approval of the extraordinary general meeting, such shares may also be issued below the accounting par value per share. The Ordinary Shares may also be issued by way of incorporation of available reserves, including share premium. In addition, the Board of Directors has been authorized by the general meeting to allocate, within the limits of the authorized share capital, existing shares or new shares, including free of charge, to directors, officers and staff members of the Company or of companies or other entities in which the Company holds directly or indirectly at least 10 per cent of the capital or voting rights. Such authorization shall by operation of law, operate as a waiver by existing shareholders of their preemptive subscription right for the benefit of the recipients of such shares allotted free of charge. The Board of Directors may determine the terms and conditions of such allocation, which may comprise a period after which the allocation is final and a minimum holding period during which the recipients must retain the shares.
Repurchase of Ordinary Shares
FREYR cannot subscribe to its own shares. FREYR may, however, itself or through its subsidiaries repurchase issued Ordinary Shares or have another person repurchase issued Ordinary Shares for its account, subject to the following conditions:
•prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:
◦the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares that may be repurchased;
◦the duration of the period for which the authorization is given, which may not exceed five years; and
◦in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of Ordinary Shares acquired by either FREYR, or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;
◦only fully paid-up Ordinary Shares may be repurchased;
◦the voting and dividend rights attached to the repurchased Ordinary Shares will be suspended as long as the repurchased Ordinary Shares are held by FREYR or its direct subsidiaries. The voting rights attached to Ordinary Shares held by indirect subsidiaries will also be suspended.
The repurchase offer must be made on the same terms and conditions to all the shareholders who are in the same position. In addition, as a listed company FREYR may repurchase Ordinary Shares on the stock market without having to make or an offer to all of its shareholders.
The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders.
In addition, pursuant to Luxembourg Company Law, FREYR may directly or indirectly repurchase Ordinary Shares by resolution of its Board of Directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the Board of Directors to be necessary to prevent serious and imminent harm to FREYR, or if the acquisition of Ordinary Shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with FREYR.
Form and Transfer of Ordinary Shares
The Ordinary Shares are issued in registered form only and are freely transferable under Luxembourg law and the FREYR Articles. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote the Ordinary Shares.

Under Luxembourg law, the ownership of registered shares is prima facie established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholders’ register. Without prejudice to the conditions for transfer by book-entry where the Ordinary Shares are recorded in the shareholders’ register on behalf of one or more persons in the name of a depository, each transfer of the Ordinary Shares shall be effected by written declaration of transfer to be recorded in the shareholders’ register, with such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. FREYR may accept and enter into the shareholders’ register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to FREYR.
The FREYR Articles provide that FREYR may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the Ordinary Shares entered in such register, and that the holders of shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their shares to another register so maintained. FREYR’s Board of Directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein.

In the case of Ordinary Shares held through the operator of a securities settlement system or depository, Ordinary Shares will be made available to the shareholders in book-entry form and, without prejudice to the provisions of the FREYR Articles, give to the shareholders in book-entry-form beneficial ownership of the rights attaching to the Ordinary Shares.
Liquidation Rights and Dissolution
In the event of FREYR’s dissolution and liquidation, any surplus of the assets remaining after allowing for the payment of all of FREYR’s liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. The decision to dissolve and liquidate FREYR requires approval by an extraordinary general meeting of FREYR’s shareholders.
Merger and De-Merger
A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers all of its assets and liabilities to another company in exchange for the issuance of ordinary shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets and liabilities to a newly incorporated company, must, in principle, be approved at an extraordinary general meeting of shareholders of the Luxembourg company, enacted in front of a Luxembourg notary. Similarly, a de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders, enacted in front of a Luxembourg notary.
No Appraisal Rights
Neither Luxembourg law nor the FREYR Articles provide for appraisal rights of dissenting shareholders.
General Meeting of Shareholders
Any regularly constituted general meeting of shareholders represents the entire body of FREYR shareholders.
Any holder of an Ordinary Share is entitled to attend its general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of the FREYR Articles and compliance with the conditions governing attendance or representation at the meeting. Each Ordinary Share entitles the holder to one vote at a general meeting of shareholders. The FREYR Articles provide that general meetings of shareholders are convened in accordance with the provisions of law. The Luxembourg Company Law provides that convening notices for every general meeting shall contain the agenda and take the form of announcements filed with the register of commerce and companies and will be published in the RESA and in a newspaper published in the Grand Duchy of Luxembourg at least fifteen days before the meeting. The convening notices shall also be communicated by post (or, in respect of any shareholder having individually agreed to receive convening notices by any other means of communications, by such means of communication) to registered shareholders at least eight days before the meeting.
A shareholder may participate in general meetings of shareholders by appointing another person as his or her proxy, the appointment of which shall be in writing. The FREYR Articles also provide that, in the case of Ordinary Shares held through the operator of a securities settlement system or depository, a holder of such Ordinary Shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of Ordinary Shares recorded in the relevant account on the relevant record date. FREYR’s Board of Directors may determine the formal requirements with which such certificates must comply.
The Board of Directors may determine a date preceding the general meeting as the record date for admission to, and voting any Ordinary Shares at, the general meeting (the “GM Record Date”). If a GM Record Date is determined for the admission to and voting at a general meeting only those persons holding Ordinary Shares on the GM Record Date may attend and vote at the general meeting (and only with respect to those Ordinary Shares held by them on the GM Record Date).
The annual general shareholder meeting must be held within six months from the end of the respective financial year at FREYR’s registered office or in any other place in Luxembourg as may be specified in the convening notice of the meeting. Other general meetings of shareholders may be held at such place and time as may be specified in the respective convening notices of the meeting.
Luxembourg law provides that the Board of Directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to FREYR’s registered office at least five days before the general meeting of shareholders.
The Board of Directors of FREYR has the right to adjourn a general meeting for four weeks (up to six weeks, in case of a combined ordinary and extraordinary general meeting). It must do so if requested by one or more shareholders representing at least 10% of the share capital of FREYR. In the event of an adjournment, any resolution already adopted by the general meeting shall be cancelled and final resolutions will be adopted at the adjourned general meeting. Furthermore, one or more shareholders representing at least 10% of the share capital or at least 10% of the voting rights attached to the shares issued by FREYR may ask the Board of Directors of FREYR questions on one or more transactions of FREYR or any companies controlled by it.
Voting Rights
Each Ordinary Share entitles the holder thereof to one vote.
Neither Luxembourg law nor the FREYR Articles contain any restrictions as to the voting of Ordinary Shares by non-Luxembourg residents and there is no minimum shareholding (beyond owning a single Ordinary Share or representing the owner of a single Ordinary Share) to attend or vote at a general meeting of shareholders.
As described further below, Luxembourg law distinguishes between ordinary general meetings of shareholders and extraordinary general meetings of shareholders.
Ordinary General Meetings.    At an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. Abstentions are not considered “votes.”
Extraordinary General Meeting.    Extraordinary general meetings are required to be convened for among others any of the following matters: (i) the increase or decrease of the authorized or issued capital, (ii) the limitation or exclusion of preemptive rights or the authorization of the Board of Directors to limit or exclude such rights, (iii) the approval of a statutory merger or de-merger (scission), (iv) FREYR’s dissolution and liquidation, and (v) any amendments to the FREYR Articles. Pursuant to the FREYR Articles, for any

resolutions to be considered at an extraordinary general meeting of shareholders, except for those on certain specific topics described below, the quorum shall be at least one half (50%) of FREYR’s outstanding Ordinary Shares. If such quorum is not present, a second meeting may be convened, which does not need a quorum. Any extraordinary resolution shall be adopted, except otherwise provided by law and the FREYR Articles, by at least a two-thirds majority of the votes validly cast. Where there is more than one class of shares and the resolutions of the general meeting are such as to change the respective rights thereof, the resolutions must, in order to be valid, fulfill the conditions to quorum and majority with respect to each class. Abstentions are not considered “votes”. The FREYR Articles provide for an increased majority of at least 75% of votes validly cast for the amendments to Articles 9.4, 9.5 and 17.3 to the FREYR Articles. Article 9.4 set outs the requirements for candidates for election to the Board of Directors, and Article 9.5 sets out the process for shareholders to propose candidates for the election to the Board of Directors to the general meeting of shareholders. Article 17.3 is the article setting the increased majority for Articles 9.4 and 9.5.
Minority Action Right.    Luxembourg Company Law provides that one or more shareholders holding, in the aggregate, at least 10% of the securities having a right to vote at the general meeting that has granted discharge to the members of the Board of Directors for the execution of their mandate, may act on FREYR’s behalf to file a liability claim for damages against one or more directors for mismanagement and/or a violation of Luxembourg Company Law, or of the FREYR Articles.
Dividends
Except for shares held in treasury, each Ordinary Share is entitled to participate equally in dividends if and when declared out of funds legally available for such purposes. The FREYR Articles provide that the annual ordinary general meeting of shareholders may declare a dividend and that the Board of Directors may declare interim dividends within the limits set by Luxembourg law.
Declared and unpaid dividends held by FREYR for the account of its shareholders do not bear interest. Under Luxembourg law, claims for dividends lapse in favor of FREYR five years after the date on which the dividends have been declared.
Board of Directors
The FREYR Articles stipulate that FREYR shall be managed by a Board of Directors composed of no less than eight directors who may but do not need to be shareholders of FREYR. The FREYR Board of Directors shall, to the extent required by law and otherwise may, appoint a chairperson amongst its members/the independent directors. The chairperson shall preside over all meetings of the Board of Directors and of shareholders. It also may appoint a secretary, who need not be a director and whose responsibility, powers and duties shall be determined by the Board of Directors. The FREYR Board of Directors will meet upon call by the chairperson or any two directors.
A meeting of the Board of Directors shall be quorate if the majority of the directors in office (and entitled to vote) is present or represented. Resolutions are adopted by the simple majority vote of directors present or represented. No valid decision of the Board of Directors may be taken if the necessary quorum has not been reached. In case of an equality of votes, neither the chairperson nor any other director shall have the right to cast the deciding vote. The Board of Directors may also take decisions by means of resolutions in writing signed by all directors entitled to vote. Each director has one vote except in case he/she has a conflict of interest in accordance with Luxembourg Company Law and the FREYR Articles.
The directors are appointed by the general meeting of shareholders for a period not exceeding six years and until their successors are elected; provided however that any one or more of the directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of the votes cast. The directors shall be eligible for re-election indefinitely. Pursuant to the FREYR Articles, any proposal by shareholders of candidate(s) for election to the Board of Directors by the general meeting of shareholders must be (i) made by one or more shareholders who together hold at least 10% of the subscribed share capital of FREYR and (ii) received by FREYR in writing pursuant to the provisions set forth in the FREYR Articles.
Unless otherwise determined by the Board of Directors, candidates for election to the Board of Directors must provide to FREYR, (i) a written completed questionnaire with respect to the background and qualification of such person (which questionnaire shall be provided by FREYR upon written request), (ii) such information as

FREYR may request including, without limitation, as may be required, necessary or appropriate pursuant to any laws or regulation applicable to the Company (including any rules, policies or regulation of any securities market where shares of the Company are listed or trading) and (iii) the written representation and undertaking that such person is in compliance, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of FREYR or under applicable law that are applicable to directors. Any candidate to be considered must comply as to his/her qualification and affiliations with any laws, regulations, rules or policies applicable to FREYR.
If there is a vacancy on the Board of Directors because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors have the right to fill such vacancy until the next general meeting of shareholders with the affirmative vote of a majority of the remaining directors appointed by the general meeting of shareholders. Within the limits provided for by Luxembourg law, the Board of Directors may delegate FREYR’s daily management and the authority to represent FREYR to one or more persons.
No director, solely as a result of being a director, shall be prevented from contracting with FREYR with regard to his tenure in any office or place of profit, or as vendor, purchaser, or in any other manner whatsoever. No contract or other transaction between FREYR and any other company or firm shall be affected or invalidated by the fact only that any one or more of the directors or officers of FREYR is financially interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm.
In the case of a conflict of interest of a director, such director shall indicate such conflict of interest to the Board of Directors and shall not deliberate or vote on the relevant matter. Any conflict of interest arising at board level shall be reported to the next general meeting of shareholders before any resolution is put to vote.
The FREYR Articles provide that directors and officers, past and present, will be entitled to indemnification from FREYR to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. However, no indemnification will be provided against any liability to FREYR’s directors or officers (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in FREYR’s interest, or (iii) in the event of a settlement, unless approved by a court of competent jurisdiction or the Board of Directors.
There is no mandatory retirement age for directors under Luxembourg law and no minimum shareholding requirement for directors.
Amendment of Articles of Association
Save in respect of certain limited matters set out by Luxembourg Company Law and the FREYR Articles which allow the Board of Directors to implement certain amendments to the FREYR Articles, Luxembourg Company Law requires an extraordinary general meeting of shareholders to resolve upon an amendment of the FREYR Articles. The agenda of the extraordinary general meeting of shareholders contained in the convening notice must indicate the proposed amendments to the FREYR Articles.
DESCRIPTION OF WARRANTS
The following is a summary of some of the terms of the FREYR Public Warrants, FREYR Private Warrants and FREYR Working Capital Warrants. It does not purport to be complete.
As of December 31, 2021, 14,375,000 Public Warrants, 8,750,000 Private Warrants and 1,500,000 Working Capital Warrants were outstanding. As of December 31, 2022, 14,606,888 Public Warrants, 8,518,006 Private Warrants and 1,500,000 Working Capital Warrants were outstanding.
A form of the amended and restated warrant agreement between Alussa Energy Acquisition Corp. (“Alussa”), FREYR and Continental Stock Transfer and Trust Company is attached to this Annual Report on Form 10-K for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on February 27,

2023 as Exhibit 4.1. Review the copy of the amended and restated warrant agreement for a complete description of the terms and conditions applicable to the Public Warrants, Private Warrants and Working Capital Warrants.
Public Warrants
Each whole FREYR Public Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Second Closing (as defined in the form amended and restated warrant agreement). Pursuant to the form amended and restated warrant agreement, a warrant holder may exercise its FREYR Public Warrants only for a whole number of Ordinary Shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. The FREYR Public Warrants will expire five years after Second Closing, July 9, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
FREYR will not be obligated to deliver any Ordinary Shares pursuant to the exercise of a FREYR Public Warrant and will have no obligation to settle such FREYR Public Warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the FREYR Public Warrant is then effective and a prospectus relating thereto is current, subject to FREYR satisfying its obligations described below with respect to registration. No FREYR Public Warrant will be exercisable for cash or on a cashless basis, and FREYR will not be obligated to issue any shares to holders seeking to exercise their FREYR Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such FREYR Public Warrant will not be entitled to exercise such FREYR Public Warrant and such FREYR Public Warrant may have no value and expire worthless.
Once the warrants become exercisable, FREYR may redeem the outstanding warrants (excluding Private Warrants and Working Capital Warrants):
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period, to each warrant holder; and
•if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which FREYR sends the notice of redemption to the warrant holders.
FREYR established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the FREYR Public Warrant exercise price. If the foregoing conditions are satisfied and FREYR issues a notice of redemption of the FREYR Public Warrants, each warrant holder will be entitled to exercise his, her or its FREYR Public Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price as well as the $11.50 FREYR Public Warrant exercise price after the redemption notice is issued. FREYR will not redeem the FREYR Public Warrants unless a registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the FREYR Public Warrants is effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period, except if the FREYR Public Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the FREYR Public Warrants become redeemable by FREYR, FREYR may not exercise its redemption right if the issuance of shares upon exercise of the FREYR Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification.
If FREYR calls the FREYR Public Warrants for redemption as described above, FREYR’s management will have the option to require all holders that wish to exercise FREYR Public Warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their FREYR Public Warrants on a “cashless basis,” FREYR’s management will consider, among other factors, its cash position, the number of FREYR Public Warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of Ordinary Shares issuable upon the exercise of its FREYR Public Warrants. In such event, each holder would pay the exercise price by surrendering the FREYR Public Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants (as defined in the form amended and restated warrant agreement), multiplied by the excess of the “fair market value” (as defined in the form amended and restated warrant agreement) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the FREYR Public Warrants, provided that in all cases, the exercise price shall correspond to at least the accounting par value of the Ordinary Shares. If FREYR takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Ordinary Shares to be received upon exercise of the FREYR Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a FREYR Public Warrant redemption. If FREYR’s management calls the FREYR Public Warrants for redemption and its management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Warrants and Working Capital Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrants holders been required to exercise their FREYR Public Warrants on a cashless basis, as described in more detail below.
A holder of a FREYR Public Warrant may notify FREYR in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such FREYR Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Ordinary Shares outstanding immediately after giving effect to such exercise.
If the number of issued and outstanding Ordinary Shares is increased by a capitalization payable in Ordinary Shares, or by a sub-division of Ordinary Shares or other similar event, then, on the effective date of such capitalization, sub-division or similar event, the number of Ordinary Shares issuable on exercise of each FREYR Public Warrant will be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering to holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the fair market value will be deemed a capitalization of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Ordinary Shares as reported during the ten trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
If the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each FREYR Public Warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.
Whenever the number of Ordinary Shares purchasable upon the exercise of the FREYR Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the FREYR Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of FREYR with or into another corporation (other than a consolidation or merger in which FREYR is the continuing corporation and that does not result in any reclassification or reorganization of

FREYR’s issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of FREYR as an entirety or substantially as an entirety in connection with which FREYR is liquidated and dissolved, the holders of the FREYR Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the FREYR Public Warrants and in lieu of FREYR’s Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the FREYR Public Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each FREYR Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by Alussa in connection with redemption rights held by shareholders of Alussa as provided for in Alussa’s amended and restated memorandum and articles of association) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a FREYR Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the FREYR Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the FREYR Public Warrant within thirty days following public disclosure of such transaction, the FREYR Public Warrant exercise price will be reduced as specified in the amended and restated warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the amended and restated warrant agreement) of the FREYR Public Warrant.
The FREYR Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of FREYR Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their FREYR Public Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the FREYR Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
The amended and restated warrant agreement provides that the terms of the FREYR Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of FREYR Public Warrants.
Private Warrants and Working Capital Warrants
The FREYR Private Warrants and FREYR Working Capital Warrants (including the Ordinary Shares issuable upon exercise of the FREYR Private Warrants or FREYR Working Capital Warrants) were not transferable, assignable or salable until 30 days after Second Closing (except, among other limited exceptions to Alussa’s officers and directors and other persons or entities affiliated with the Sponsor) and they were not redeemable by FREYR and will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. Otherwise, the FREYR Private Warrants and FREYR Working Capital Warrants have terms and provisions that are identical to those of the FREYR Public Warrants. If the FREYR Private Warrants or FREYR Working Capital Warrants are sold or transferred to another party that is not the Sponsor or any of its permitted transferees, they become Public Warrants, and will therefore be redeemable by FREYR and exercisable by the holders on the same basis as FREYR Public Warrants.
If holders of the FREYR Private Warrants or FREYR Working Capital Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants (as defined in the form amended and restated warrant agreement), multiplied by the excess of the “fair market value” (as defined in the form amended and restated warrant agreement) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
Exchange Listing
The Ordinary Shares, and FREYR Public Warrants, FREYR Private Warrants and FREYR Working Capital Warrants are currently listed on the NYSE under the symbols “FREY” and “FREY WS,” respectively.